CURALEAF HOLDINGS, INC.
Unaudited Condensed Interim Consolidated Financial Statements
As of and for the Three Months Ended
March 31, 2023 and 2022
(Expressed in Thousands United States Dollars Unless Otherwise Stated)

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Balance Sheets
(in thousands)

		As of
	Note	March 31, 2023	December 31, 2022
		Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents		$115,807	$163,177
Accounts receivable, net of allowance for credit losses of $16,040 and $13,200, respectively		45,774	44,722
Inventories, net	5	261,309	240,996
Assets held for sale	6	144,172	150,817
Prepaid expenses and other current assets		29,123	28,974
Current portion of notes receivable		3,229	—
Total current assets		599,414	628,686
Deferred tax asset		1,244	1,564
Property, plant and equipment, net	7	614,951	607,932
Right-of-use assets, finance lease	8	153,833	156,868
Right-of-use assets, operating lease	8	119,701	120,827
Intangible assets, net	9	1,197,897	1,218,511
Goodwill	9	626,691	625,129
Investments		2,679	2,797
Other assets		46,686	48,937
Total assets		$3,363,096	$3,411,251

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	20	$72,494	$81,676
Accrued expenses		111,329	105,764
Income tax payable		202,295	162,928
Lease liability, finance lease	8	8,203	7,853
Lease liability, operating lease	8	16,264	16,074
Current portion of notes payable	10	69,853	51,882
Current contingent consideration liability	4, 20	17,112	18,537
Liabilities held for sale	6	17,286	20,217
Deferred consideration		23,045	24,446
Financial obligation	8	4,973	4,740
Other current liabilities		1,882	1,726
Total current liabilities		544,736	495,843
Deferred tax liability		304,408	308,974
Notes payable	10	523,943	570,788
Lease liability, finance lease	8	165,942	167,075
Lease liability, operating lease	8	110,244	111,360
Contingent consideration liability	4, 20	10,613	10,572
Deferred consideration	4	38,527	36,854
Financial obligation	8	212,976	214,139
Other long-term liability		98,790	94,829
Total liabilities		2,010,179	2,010,434

Temporary Equity:
Redeemable non-controlling interest contingency	12	120,723	121,113

Shareholders’ equity:
Additional paid-in capital		2,166,435	2,163,061
Treasury shares		(5,208)	(5,208)
Accumulated other comprehensive loss		(15,097)	(18,593)
Accumulated deficit		(913,936)	(859,556)
Total shareholders’ equity		1,232,194	1,279,704
Total liabilities and shareholders’ equity		$3,363,096	$3,411,251
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Statements of Operations (Unaudited)
(in thousands, except for share and per share amounts)

		Three months ended March 31,
	Note	2023	2022
Revenues:
Retail and wholesale revenues		$335,120	$294,800
Management fee income		1,376	1,253
Total revenues		336,496	296,053
Cost of goods sold		175,746	134,742
Gross profit		160,750	161,311
Operating expenses:
Selling, general and administrative	14	112,174	100,582
Share-based compensation	13	1,709	7,672
Depreciation and amortization	7, 8, 9	30,426	26,729
Total operating expenses		144,309	134,983
Income from operations		16,441	26,328
Other income (expense):
Interest income		22	59
Interest expense	10	(12,103)	(13,007)
Interest expense related to lease liabilities and financial obligations	8	(10,678)	(7,293)
Other income (expense), net	15	651	1,372
Total other expense, net		(22,108)	(18,869)
(Loss) income before provision for income taxes		(5,667)	7,459
Income tax expense		(40,686)	(41,450)
Net loss from continuing operations		(46,353)	(33,991)
Net loss from discontinued operations, net of tax	3	(10,116)	(4,273)
Net loss		(56,469)	(38,264)
Less: Net loss attributable to non-controlling interest		(2,089)	(1,775)
Net loss attributable to Curaleaf Holdings, Inc.		$(54,380)	$(36,489)

Per share - basic and diluted:
Net loss from continuing operations		$(0.06)	$(0.04)
Net loss from discontinued operations		(0.01)	(0.01)
Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	16	$(0.07)	$(0.05)
Weighted average common shares outstanding – basic and diluted	16	718,117,628	708,897,273
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Statements of Comprehensive Loss (Unaudited)
(in thousands)

	Three months ended March 31,
	2023	2022
Net loss from continuing operations	$(46,353)	$(33,991)
Foreign currency translation differences	5,195	(5,070)
Total comprehensive loss from continuing operations	(41,158)	(39,061)
Total comprehensive loss from discontinued operations, net of tax	(10,116)	(4,273)
Total comprehensive loss	(51,274)	(43,334)
Less: Comprehensive loss attributable to non-controlling interest	(390)	(3,412)
Comprehensive loss attributable to Curaleaf Holdings, Inc.	$(50,884)	$(39,922)
The accompanying notes are an integral part of these unaudited consolidated financial statements

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Statements of Shareholders’ Equity (Unaudited)
(in thousands, except for share amounts)

	Redeemable Noncontrolling Interest	Common Shares		Additional Paid-in Capital	Treasury Shares	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholders' Equity
		Number of Shares
		SVS	MVS
Balances as of December 31, 2021	$118,972	614,369,729	93,970,705	$2,047,534	(5,208)	$(6,744)	$(489,461)	$1,546,121
Acquisition earnout share issuance	—	331,900	—	2,689	—	—	—	2,689
Foreign currency exchange variance	(1,637)	—	—	—	—	(3,433)	—	(3,433)
Exercise and forfeiture of stock options	—	1,139,861	—	463	—	—	—	463
Share-based compensation	—	—	—	7,672	—	—	—	7,672
Net loss	(1,775)	—	—	—	—	—	(36,489)	(36,489)
Balances as of March 31, 2022	$115,560	615,841,490	93,970,705	$2,058,358	(5,208)	$(10,177)	$(525,950)	$1,517,023

Balances as of December 31, 2022	$121,113	623,520,125	93,970,705	$2,163,061	(5,208)	$(18,593)	$(859,556)	$1,279,704
Issuance of shares in connection with acquisitions	—	355,584	—	1,641	—	—	—	1,641
Foreign currency exchange variance	1,699	—	—	—	—	3,496	—	3,496
Exercise and forfeiture of stock options	—	765,407	—	24	—	—	—	24
Share-based compensation	—	—	—	1,709	—	—	—	1,709
Net loss	(2,089)	—	—	—	—	—	(54,380)	(54,380)
Balances as of March 31, 2023	$120,723	624,641,116	93,970,705	$2,166,435	(5,208)	$(15,097)	$(913,936)	$1,232,194
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
(in thousands)

	Three months ended March 31,
	2023	2022
Cash flows from operating activities:
Net loss from continuing operations	$(46,353)	$(33,991)
Adjustments to reconcile Net loss from continuing operations to net cash provided by (used in) operating activities:
Depreciation and amortization	45,369	36,582
Share-based compensation	1,709	7,672
Non-cash interest expense	6,845	1,808
Amortization of operating lease right-of-use assets	3,921	2,975
(Gain) loss on debt retirement	(3,300)	—
Loss on sale or retirement of asset	3,122	(3)
(Gain) loss on investment	(325)	(624)
Deferred taxes	(5,103)	(974)
Changes in assets and liabilities:
Receivables	3,400	10,972
Inventories	(22,255)	887
Prepaid expenses and other current assets	700	(11,042)
Tax receivable	(749)	—
Other assets	2,731	(28,412)
Accounts payable	(9,339)	33,432
Income taxes payable	42,237	71,311
Operating leases, net (right-of-use asset acquisitions and disposals)	113	—
Operating lease liabilities	(3,838)	(2,767)
Accrued expenses	11,741	2,386
Net cash provided by operating activities from continuing operations	30,626	90,212
Net cash used in operating activities from discontinued operations	(16,470)	(44,589)
Net cash provided by operating activities	14,156	45,623

Cash flows from investing activities:
Purchase of property, plant and equipment, net	(26,040)	(22,436)
Proceeds from consolidation of acquisitions	—	18,867
Acquisition related cash payments	—	(86,776)
Amounts advanced for notes receivable, net of payments received	(3,229)	1,269
Net cash used in investing activities from continuing operations	(29,269)	(89,076)
Net cash used in investing activities from discontinued operations	—	(7,518)
Net cash used in investing activities	(29,269)	(96,594)

Cash flows from financing activities:
Lease liability payments	(1,860)	(880)
Principal payments on notes payable and financing liabilities	(30,401)	(1,322)
Remittances of statutory withholdings on share-based payment awards	—	(3,040)
Exercise of stock options	24	463
Net cash used in financing activities from continuing operations	(32,237)	(4,779)
Net cash used in financing activities from discontinued operations	(123)	(111)
Net cash used in financing activities	(32,360)	(4,890)

Net decrease in cash	(47,473)	(55,861)
Cash and cash equivalents, beginning of period	163,177	299,329
Effect of exchange rate on cash	103	(868)
Cash and cash equivalents, end of period	$115,807	$242,600

Non-cash investing & financing activities:
Issuance of shares in connection with acquisitions	$(213)	$—
Recognition of finance ROU assets and Lease liabilities	50	—
Contingent consideration incurred in connection with acquisitions	—	2,071
Windy City non-cash adjustments	2,272	—

Supplemental disclosure of cash flow information:
Cash paid for taxes	$1,393	$2,018
Cash paid for interest	1,351	172
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
Note 1 — Operations of the company
Curaleaf Holdings, Inc. (the “Company”, “Curaleaf” or the “Group”) was incorporated under the laws of British Columbia, Canada on November 13, 2014. Curaleaf operates as a life science company developing full scale cannabis operations, with core competencies in cultivation, manufacturing, dispensing, and cannabis research.
On October 25, 2018, the Company completed a reverse takeover transaction, and completed a related private placement which closed one day prior on October 24, 2018 (collectively, the “Business Combination”). Following the Business Combination, the Company’s subordinate voting shares (“SVS”) were listed on the Canadian Securities Exchange (“CSE”) under the symbol “CURA” and quoted on the OTCQX ® Best Market under the symbol “CURLF”. The head office of the Company is located at 420 Lexington Ave, New York, New York 10170. The Company’s registered and records office address is located at Suite 1700-666 Burrard Street, Vancouver, British Columbia, Canada.
For the purposes of these unaudited condensed interim consolidated financial statements (the “Interim Financial Statements”), the terms “Company” and “Curaleaf” mean Curaleaf Holdings, Inc. and, unless otherwise indicated, includes its subsidiaries. Any references to the cultivation, processing, manufacturing, extraction, retail operations, dispensing or distribution of cannabis, logistics, or similar terms specifically relate only to the Company’s licensed subsidiary entities. Operations of the licensed subsidiary entities are dependent on each entity’s license type, and the applicable local law and associated regulations.
Note 2 — Basis of presentation
The accompanying Interim Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) as issued by the Financial Accounting Standards Board (“FASB”). The Company’s significant accounting policies and methods of application are described in Summary of significant accounting policies in the annual audited consolidated financial statements of the Company as of and for the years ended December 31, 2022 and 2021 (“Annual Financial Statements”). The Interim Financial Statements have been prepared consistent with those accounting policies.
The Interim Financial Statements should be read in conjunction with the audited consolidated financial statements for Curaleaf Holdings, Inc. and the notes thereto, included in the Company’s Annual Financial Statements.
Discontinued Operations
The Company classifies items as discontinued operations in accordance with ASC 205 - Presentation of Financial Statements (“ASC 205”). A disposal of a component of an entity or group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has, or will have, a major effect on an entity’s operations and financial results and meets the criteria for assets held for sale, is already disposed of by sale, or is disposed of other than by sale (i.e. via abandonment, distribution to owners in a spin off, etc.). To classify as an asset held for sale, the asset or disposal group must meet all of the following conditions: i) the asset is available for immediate sale in its present condition, ii) management is committed to a plan to sell, iii) an active program to locate a buyer and complete the plan has been initiated, iv) the asset is being actively marketed for sale at a sales price that is reasonable in relation to its fair value, v) the sale is highly probable within one year from the date of classification, and vi) actions required to complete the plan indicate that it is unlikely that the plan will be significantly changed or withdrawn. An asset held for sale is measured at the lower of its carrying amount or fair value less cost to sell unless the asset held for sale meets the exceptions as denoted by ASC 205. Fair value is the amount obtainable from the sale of the asset in an arm’s length transaction, less the costs of disposal. Once classified as held for sale, any depreciation and amortization cease to be recorded.
When the Company makes the decision to sell an asset or group of assets, it is evaluated to determine if it is held for sale or if it qualifies as a discontinued operation based on the three criteria described above and as outlined in ASC 205. When a component of the Company qualifies as discontinued operations, the results of the component are presented as a part of assets held for sale in the Condensed Interim Consolidated Balance Sheets, separately as net income (loss) from discontinued operations in the Condensed Interim Consolidated Statements of Operations, and separately per each type of cash flow (net cash provided by (used in) operating activities from discontinued operations, net cash provided by (used in) financing activities from discontinued operations, and net cash provided by (used in) investing activities from discontinued operations) in the Condensed Interim Consolidated Statements of Cash Flows. Additionally, the

summarized results of discontinued operations and the major classes of assets and liabilities are disclosed in a separate footnote (see Note 3 — Discontinued operations).
Summary of significant accounting policies
There have been no changes to the Company’s significant accounting policies as described in Note 2 — Basis of presentation in the Company’s Annual Financial Statements.
Recently Issued Accounting Standards
The Company reviews recently issued accounting standards on a quarterly basis and has determined there are no standards yet to be adopted which are relevant to the business for disclosure.
Note 3 — Discontinued operations
On January 26, 2023, the Company announced its planned closure of a majority of its operations in California, Colorado and Oregon, (the “Businesses Held for Sale”). These planned closures represent a strategic shift in the Company’s operations that have a major effect on the Company’s operations and financial results.
The planned closure of these operations meet the ASC 205 held for sale criteria as of March 31, 2023, therefore the Company has reflected the financial results of the Businesses Held for Sale as discontinued operations in the Condensed Interim Consolidated Statements of Operations for the three months ended March 31, 2023 and reflected the related assets and liabilities as held for sale in the Condensed Interim Consolidated Balance Sheets as of March 31, 2023.
The summarized results of our discontinued operations were as follows:

	Three months ended March 31,
	2023	2022
Total revenue	$7,357	$14,317
Total cost of goods	12,854	15,378
Other operating expenses	1,999	4,978
Operating loss	(7,496)	(6,039)
Total other expense, net	(3,886)	(240)
Net loss from discontinued operations	$(11,382)	$(6,279)
Income tax expense	1,266	2,006
Net loss from discontinued operations, net of tax included in Consolidated Statements of Operations	$(10,116)	$(4,273)

The following table summarizes the major classes of assets and liabilities of Businesses Held for Sale.

	As of
	March 31, 2023	December 31, 2022
ASSETS
Receivables, net	$2,676	$7,455
Inventories	8,417	9,648
Prepaid expenses deposits and other current assets	5,246	3,071
Total current assets of businesses held for sale	16,339	20,174
Deferred tax asset	12,939	—
Property and equipment, net	7,889	11,733
Right-of-use assets, operating lease	1,800	3,320
Intangible assets and software, net	—	(1,319)
Other assets	(733)	12,618
Total non-current assets of businesses held for sale	21,895	26,352
Total assets of businesses held for sale	$38,234	$46,526

LIABILITIES
Accounts payable	$1,670	$3,596
Accrued expenses	4,543	6,771
Income tax payable	(14,986)	(13,359)
Lease liability, finance lease	519	513
Lease liability, operating lease	1,581	1,517
Current portion of notes payable	82	82
Total current liabilities of businesses held for sale	(6,591)	(880)
Notes payable	52	68
Lease liability, finance lease	402	618
Lease liability, operating lease	3,776	4,080
Total non-current liabilities of businesses held for sale	4,230	4,766
Total liabilities of businesses held for sale	$(2,361)	$3,886
Note 4 — Acquisitions

The Company completed the following acquisition during the time between March 31, 2023 and the issuance of the Interim Financial Statements. The Company has concluded that it does not control the operations of the acquiree in accordance with ASC 810 as of the reporting date, and accordingly, the results of the following entity are not included in the Interim Financial Statements:

Deseret Wellness LLC
On April 10, 2023 the Company completed the acquisition of Deseret Wellness LLC (“Deseret”), the largest cannabis retail operator in Utah, in a cash and stock transaction valued at approximately $20 million. The Deseret acquisition includes three retail dispensaries located in the cities of Park City, Provo and Payson. Deseret immediately strengthened the Company’s retail footprint in Utah, providing the state's medical patients with a wide variety of quality products including cannabis flower, vape cartridges, edibles, and concentrates. The cash and stock transaction is valued at approximately $20 million in cash and stock and the Company is in the process of completing purchase price accounting.
Contingent considerations
Contingent consideration recorded relates to the Company’s business combinations and asset acquisitions. As discussed in Note 2 — Basis of presentation, contingent consideration payable is subject to significant judgment and estimates, such as projected future revenue. Refer to Note 20 — Fair value measurements and financial risk management for further discussion surrounding the inputs utilized in the fair value of contingent consideration.

The changes in the contingent consideration account balance as of March 31, 2023 are as follows:

	HMS	EMMAC	Sapphire	NRPC	Four20	Total
Carrying amount, December 31, 2022	$1,854	$10,360	$3,895	$4,690	$8,310	$29,109
Payments of contingent consideration	(1,854)	-	-	-	-	(1,854)
Difference in exchange	-	280	105	85	-	470
Carrying amount, March 31, 2023	-	10,640	4,000	4,775	8,310	27,725
Less: current portion	-	(10,640)	(4,000)	(2,472)	-	(17,112)
Non-current contingent consideration liability	$-	$-	$-	$2,303	$8,310	$10,613
Note 5 — Inventories
Inventories consist of the following:

	As of
	March 31, 2023	December 31, 2022
Raw materials
Cannabis	$53,689	$43,054
Non-Cannabis	21,481	17,258
Total raw materials	75,170	60,312

Work-in-process	98,666	118,998
Finished goods	99,794	74,317
Transferred to assets held for sale	(12,321)	(12,631)
Inventories, net	$261,309	$240,996
Note 6 — Assets and liabilities held for sale
Changes in the carrying amount of assets and liabilities held for sale are as follows:

Assets held for sale	Discontinued Operations	GR Entities	Total
Balance at December 31, 2022	46,526	104,291	150,817
Transferred in/(out)	(8,292)	1,647	(6,645)
Total assets held for sale at March 31, 2023	$38,234	$105,938	$144,172

Liabilities associated with assets held for sale	Discontinued Operations	GR Entities	Total
Balance at December 31, 2022	3,886	16,331	20,217
Transferred in/(out)	(6,247)	3,316	(2,931)
Total liabilities associated with assets held for sale at March 31, 2023	$(2,361)	$19,647	$17,286
Former Grassroots Entities (“GR Entities”)
In July 2019, the Company entered into an Agreement and Plan of Merger to acquire Grassroots (the “Grassroots Acquisition”). In June 2020, Curaleaf entered into an Amended and Restated Agreement and Plan of Merger (the “Grassroots Merger Agreement” which amended and restated the original definitive agreement and amended certain terms of the Grassroots Acquisition.
Through the acquisition of Grassroots, the Company has retained a transferable right to acquire from former Grassroots affiliates companies that currently own three licensed Illinois medical dispensaries and nine adult use dispensaries (collectively, the “Illinois Assets”). The right to acquire the Illinois Assets may be exercised through the conversion of certain debt which the Company treats as intercompany debt. Therefore, there would not be any accounting expense to the Company should it exercise the right to acquire the Illinois Assets. After the former Grassroots owners, pursuant to the Grassroots Merger Agreement, exercised their option to be paid in the form of cash and SVS in the amount of $28.3 million on October 14, 2022, the Company now has the sole right to proceeds from the sale of the Illinois Assets.

On April 1, 2021, Curaleaf and the owners of the Illinois Assets signed definitive agreements to sell the Illinois Assets to Parallel Illinois, LLC (“Parallel”). Under the terms of the transaction, the purchase price for the Illinois Assets consisted of up to $100 million base price to be paid $60 million in cash and $40 million in Parallel stock, plus earnouts of up to an additional $55 million payable through 2023. The Company received a $10 million deposit from Parallel, which was refundable under limited circumstances. On February 25, 2022, the Company received correspondence from Parallel’s attorneys indicating that it will not be in a position to complete the acquisition of the Illinois Assets due to lack of financing, among other reasons, and declared its agreement to purchase the Illinois Assets terminated. The Company has asserted that Parallel’s actions have constituted material breaches of its agreement with Parallel and on February 2, 2022 filed an arbitration against Parallel and certain principals of Parallel for breach of contract, fraudulent misrepresentation and other claims. As a result of the breach of contract, management determined that the $10 million deposit received from Parallel was no longer refundable as of June 30, 2022, and accordingly recognized a gain within the “Other income” line item in the Condensed Interim Consolidated Statements of Operations at that time.
During the first quarter of 2022, the Company signed a letter of intent to sell the Grassroots Vermont entities; PhytoScience Management Group, Inc., including Vermont Patients Alliance, LLC, PhytoScience Institute, LLC, and Nutraceutical Science Laboratories, LLC and accordingly has recorded the associated net assets of these entities as held for sale during the current period.
Additionally, the Company has been actively marketing certain rights and interests for certain real estate assets associated with the acquisition of Grassroots.
Discontinued Operations
As described above in Note 3 — Discontinued operations, the Company began marketing its assets in California, Colorado, and Oregon for sale during the period ended March 31, 2023 and as such, these assets have been placed into held for sale.
All assets and liabilities held for sale are included within the Domestic operations reportable segment. See Note 17 — Segment reporting , for further information regarding the Company’s segments as of March 31, 2023.
Note 7 — Property, plant and equipment, net
Property, plant and equipment, net and accumulated depreciation consist of the following:

	As of
	March 31, 2023	December 31, 2022
Land	$12,068	$10,623
Building and improvements	496,106	463,261
Furniture and fixtures	195,073	184,645
Information technology	5,511	5,149
Construction in progress	70,263	80,309
Transferred to assets held for sale	(20,142)	(12,508)
Total property, plant and equipment	758,879	731,479
Less: Accumulated depreciation	(143,928)	(123,547)
Property, plant and equipment, net	$614,951	$607,932
Assets included in construction in progress represent projects related to both cultivation and dispensary facilities not yet completed or otherwise not ready for use.
Depreciation expense totaled $17.3 million for the three months ended March 31, 2023, of which $12.5 million was recognized as cost of goods sold. The remaining $4.8 million was recognized as a part of operating expenses in the Condensed Interim Consolidated Statements of Operations.

Note 8 — Leases
The Company leases real estate used for dispensaries, cultivation facilities, production plants, and corporate offices. Lease right-of-use assets (“ROU assets”) and liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date. Some of our leases contain cancellation options in the event we are unable to obtain regulatory approval and permitting for a selected site, as well as other contingencies. In general, we do not record new lease arrangements until the cancellation period has expired without exercise, or until we are reasonably certain we will not exercise the cancellation option. The Company utilizes its incremental borrowing rate to calculate the present value of the contractual lease payments because the interest rate implicit in the Company’s lease arrangements is not readily determinable.
Leases with an initial term of 12 months or less are not recorded on the Condensed Interim Consolidated Balance Sheets. Certain real estate leases require payment for taxes, insurance, maintenance, and other common area charges. These variable expenses are considered non-lease components. These variable payments are excluded from the measurements of lease liabilities and are expensed as incurred. The Company accounts for real estate leases and the related fixed non-lease components together as a single component.
Real estate leases typically include extension options for a period of 1–10 years. Some dispensary and office space leases include extension options exercisable up to one year before the end of the initial cancellable lease term. Typically, the option to renew the lease is for an additional period of 5 years after the end of the initial lease term and is at the option of the Company. Lease payments are in substance fixed, and certain real estate leases include annual escalation clauses with reference to an index or contractual rate.
The Company has historically entered into transactions where real estate property or equipment is sold and leased back from the buyer. These transactions are evaluated to determine if sale-leaseback accounting criteria are met. If the Company determines that it has retained control of the property or equipment, the Company records the financed lease asset in “Property and equipment, net” and a corresponding financial obligation in “Financing lease obligations” on its Condensed Interim Consolidated Balance Sheets. The Company allocates each lease payment between a reduction of the lease obligation and interest expense using the effective interest method.
The Company leases machinery and equipment under leases that are of low-value or are short-term in nature and therefore no ROU assets and lease liabilities are recognized for these leases. Expenses recognized relating to short-term leases and leases of low value during the three months ended March 31, 2023 and year ended December 31, 2022 were immaterial.
The following provides the components of lease cost, including sale leaseback arrangements, recognized in the Condensed Interim Consolidated Statements of Operations for the three months ended March 31, 2023 and 2022:

	For the three months ended March 31,
	2023	2022
Components of lease cost are as follows:
Finance lease cost:
Amortization of finance lease assets	$3,828	$2,521
Interest on finance lease liabilities	4,607	3,308
Total finance lease cost	8,435	5,829

Sale leaseback financial obligations:
Interest on financial obligations	6,071	3,985
Depreciation on leased assets	4,600	2,831
Total cost financial obligations	10,671	6,816

Total operating lease cost	7,127	5,367

Total lease expense	$26,233	$18,012

Leased asset and liability balances, including property and financial obligations related to sale leaseback arrangements accounted for as financial obligations, as of March 31, 2023 and December 31, 2022 consist of the following:

	As of March 31, 2023		As of December 31, 2022
	Operating lease	Finance lease	Operating lease	Finance lease
Lease assets and liabilities
ROU asset	$149,859	$182,828	$145,556	$181,879
Accumulated amortization of ROU	(30,158)	(28,995)	(24,729)	(25,011)
Net ROU	119,701	153,833	120,827	156,868

Current lease liability	16,264	8,203	16,074	7,853
Non-current lease liability	110,244	165,942	111,360	167,075
Lease liability	$126,508	$174,145	$127,434	$174,928

As of March 31, 2023
Financed property and equipment, net of accumulated depreciation of $32.7 millions	$189,597

Current financial obligation	$4,973
Non-current financial obligation	212,976
Total financial obligation	$217,949
Other information related to operating and finance leases is as follows:

	For the three months ended March 31,
	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$(4,585)	$(3,597)
Operating cash flows from operating leases	(6,980)	(4,836)
Financing cash flows from finance leases	(1,860)	(880)
Cash flows from sale leaseback financial obligations	(7,001)	(4,707)
Proceeds from sale leasebacks accounted for as financial obligations	—	3,553
Total cash flow from lease activities	$(20,426)	$(14,020)

	As of
	March 31, 2023	December 31, 2022
ROU assets obtained in exchange for lease obligations:
Finance lease	$1,058	$71,637
Operating leases	2,763	62,784
Total ROU assets obtained in exchange for lease obligations	$3,821	$134,421

	As of
	March 31, 2023	December 31, 2022
Weighted average remaining lease term (in years) - Finance leases	10.8	10.8
Weighted average remaining lease term (in years) - Operating leases	7.5	6.6
Weighted average discount rate - Finance leases	10.6%	11.2%
Weighted average discount rate - Operating leases	10.1%	10.0%

At March 31, 2023, approximate future minimum payments due under non-cancelable operating leases are as follows:

Future minimum lease payments as of March 31, 2023 are:	Operating Leases	Finance Leases	Financial Obligations
Fiscal year:
2024	$21,131	$19,430	$21,821
2025	26,179	26,479	29,618
2026	23,328	27,026	30,384
2027	21,720	27,445	31,793
2028 and thereafter	89,547	206,052	304,279
Total minimum payments	181,905	306,432	417,895
Less: interest	(55,397)	(132,287)	(199,946)
Present value of minimum payments	$126,508	$174,145	$217,949
Note 9 — Goodwill and intangible assets

As of March 31, 2023	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Finite lived intangible assets:
Licenses and service agreements	$1,227,053	$(183,241)	$1,043,812
Tradenames	165,938	(31,448)	134,490
Intellectual property and know-how	106	(37)	69
Non-compete agreements	31,640	(12,114)	19,526
Intangible assets	$1,424,737	$(226,840)	$1,197,897

As of December 31, 2022	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Finite lived intangible assets:
Licenses and service agreements	$1,224,709	$(164,005)	$1,060,704
Tradenames	165,592	(28,615)	136,977
Intellectual property and know-how	98	(30)	68
Non-compete agreements	31,554	(10,792)	20,762
Intangible assets	$1,421,953	$(203,442)	$1,218,511
The gross carrying amount of intangible assets decreased by $2.8 million during the three months ended March 31, 2023. The difference was primarily related to loss on difference in foreign currency exchange.
Amortization of intangible assets was $24.3 million for the three months ended March 31, 2023.
Changes in the carrying amount of goodwill are as follows:

Balance at December 31, 2022	$625,129
Difference in exchange	1,562
Balance at March 31, 2023	$626,691

Note 10 — Notes payable
Notes payable consist of the following:

	As of
	March 31, 2023	December 31, 2022
Senior Secured Notes – 2026
Principal amount	$475,000	$475,000
Unamortized debt discount/deferred financing	(19,180)	(20,037)
Net carrying amount	$455,820	$454,963

Bloom Notes – 2023
Principal amount	$20,600	$50,000
Unamortized debt premium (discount)	572	(74)
Net carrying amount	$21,172	$49,926

Bloom Notes – 2024
Principal amount	$46,000	$50,000
Unamortized debt premium (discount)	773	(1,755)
Net carrying amount	$46,773	$48,245

Bloom Notes – 2025
Principal amount	$60,000	$60,000
Unamortized debt discount	(6,338)	(7,115)
Net carrying amount	$53,662	$52,885

Seller note payable	$6,692	$6,728
Other notes payable	9,677	9,923
Total other notes payable	$16,369	$16,651

Current portion of notes payable	$69,853	$51,882
Long-term notes payable	523,943	570,788
Total notes payable	$593,796	$622,670
Senior Secured Notes – 2026
In December 2021, the Company closed on a private placement of senior secured notes due 2026, for aggregate gross proceeds of $475 million (“Senior Secured Notes – 2026”). The note indenture dated December 15, 2021 governing the Senior Secured Notes – 2026 (the “Note Indenture”) enables the Company to issue additional senior secured notes on an ongoing basis as needed, subject to maintaining leverage ratios and complying with other terms and conditions of the Note Indenture. The principal restrictions on incurring indebtedness include the requirement that a fixed charge coverage ratio of 2.5:1 and consolidated debt to consolidated EBITDA ratio of 4:1 be maintained when taking into account the incurrence of additional debt. The issue of additional Senior Secured Notes or other debt pari passu to the existing notes is permitted provided that the consolidated secured debt to consolidated EBITDA ratio of 3:1 is maintained when taking into account the incurrence of additional debt, and certain other conditions are met. The Company and certain of its guarantor subsidiaries are required to grant a first lien security interest in their respective assets to the trustee appointed under the Note Indenture, including assets acquired after the issue of the Notes, subject to limited exceptions. Despite the first lien granted to the holders of the Notes, the Note Indenture permits the Company to grant a more senior lien to secure up to $200 million of additional financing from commercial banks, providing for revolving credit loans, provided that the interest rate applicable to such revolving credit loans shall be lower than the interest rate applicable to the Senior Secured Notes – 2026. The Senior Secured Notes – 2026 bear interest on the unpaid principal amount at a rate of 8% per annum, compounded semi-annually and payable in arrears on June 15th and December 15th of each year during the term of the Senior Secured Notes – 2026.

The Senior Secured Notes – 2026 may be redeemed early but are subject to a prepayment premium dependent on the loan year. Any redemption made before June 15, 2023 will incur a penalty of 8% and a maximum of 35% of the aggregate principal amount of notes issued under the Note Indenture (including any additional notes issued thereunder) may be redeemed with the net cash proceeds of one or more equity offerings that occurred within the prior 90 days. All or part of the outstanding Senior Secured Notes – 2026 may be redeemed between June 15, 2023 and June 14, 2024 with a premium of 4%; between June 15, 2024 and June 14, 2025 with a premium of 2%, or June 15, 2025 or after without a premium.
The Company recognized interest expense under the Senior Secured Notes – 2026 of $10.4 million for the three months ended March 31, 2023.
Bloom Notes
In connection with the Bloom acquisition, the Company issued secured promissory notes to the former Bloom owners in the aggregate of $160 million, which mature over three years. The first and second set of notes each total $50 million and mature in January 2023 and 2024; each bear interest at the rate of 6% per annum and interest payments are due quarterly.
The final set of promissory notes are convertible promissory notes with a principal amount totaling $60 million, which mature in January 2025 and bear interest at a rate of 4% per annum. Interest payments are not required until maturity, when all principal and accrued interest will be due. At the option of the sellers of Bloom, the third set of promissory notes may be paid by the Company issuing SVS at maturity.
All three notes may be prepaid without penalty.
As part of a settlement agreement reached in April 2023 between the Company and the former owners of Bloom, the parties have agreed to reduce the future principal payments of the Bloom Notes by $10 million. The Company will settle in full the $50 million note due January 2023 for $44 million and the principal of the $50 million note due January 2024 has been reduced by $4 million.
The Company recognized interest expense under the Bloom Notes of $5.4 million for the three months ended March 31, 2023.
Seller note
At March 31, 2023, the Company had two seller notes outstanding in the amount of $6.7 million, which included the Phyto acquisition seller note in the amount of $1.8 million, inclusive of accrued interest, and a seller note related to the Scottsdale, AZ building purchase, due December 2036, in the amount of $4.8 million. The Scottsdale seller note bears interest at a rate of 5% per annum.
Other Notes
At March 31, 2023, the other notes primarily consist of a note outstanding at Broad Horizons Holdings, LLC (“BHH”) in the amount of $7.5 million, due December 31, 2024. The note bears interest at a rate of 15% per annum and interest payments are due quarterly.
Future maturities
As of March 31, 2023, future principal payments due under notes payable were as follows:

Period	Amount
2023 (remaining nine months)	$25,421
2024	53,500
2025	60,000
2026	475,000
2027	4,048
Total future debt obligations	$617,969
Information about the Company’s exposure to interest rate risks and liquidity risks is included in Note 20 — Fair value measurements and financial risk management.

Note 11 — Shareholders’ equity
The authorized and issued share capital of the Company is as follows:
Authorized
As of March 31, 2023 the authorized share capital consists of an unlimited number of multiple voting shares (“MVS”) without par value and an unlimited number of SVS without par value.
Issued
As of March 31, 2023 the Company had 93,970,705 MVS issued and outstanding, that were held indirectly by Boris Jordan, the Company's Executive Chairman.
Holders of the MVS are entitled to 15 votes per share and are entitled to notice of and to attend at any meeting of the shareholders, except a meeting of which only holders of another particular class or series of shares will have the right to vote. As of March 31, 2023 and December 31, 2022, the MVS represent approximately 13.1% and 13.2%, respectively, of the total issued and outstanding shares and 69.3% in each quarter, of the voting power attached to such outstanding shares. The MVS are convertible into SVS on a one-for-one basis at any time at the option of the holder or upon termination of the MVS structure. The dual-class structure will remain until the earlier to occur of (i) the transfer or disposition of the MVS by Mr. Boris Jordan to one or more third parties which are not permitted holders; (ii) Mr. Jordan or his permitted holders no longer beneficially owning, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding SVS and MVS on a non-diluted basis; and (iii) the first business day following the first annual meeting of shareholders of the Company following the SVS being listed and posted for trading on a U.S. national securities exchange such as The Nasdaq Stock Market or The New York Stock Exchange. Refer to the management information circular dated July 28, 2022 and available on SEDAR under the Company’s profile at www.sedar.com for more information on the Amendment.
As of March 31, 2023 and December 31, 2022 the Company had 624,641,116 and 623,520,125, respectively, SVS issued and outstanding; see details of the share balance below. Holders of the SVS are entitled to one vote per share.

	SVS	MVS	Total
As at December 31, 2022	623,520,125	93,970,705	717,490,830
Issuance of shares in connection with acquisitions (Note 4)	355,584	—	355,584
Exercise and forfeiture of stock options and RSUs (Note 13)	765,407	—	765,407
As at March 31, 2023	624,641,116	93,970,705	718,611,821
The Company had reserved 71,861,182 and 71,749,083 SVS, as of March 31, 2023 and December 31, 2022, respectively, for the issuance of stock options under the Company’s 2018 Long Term Incentive Plan (“LTIP”) (see Note 13 — Share-based payment arrangements).
Treasury shares
There were no shares repurchased into treasury during the three months ended March 31, 2023 and 2022.
Note 12 — Redeemable non-controlling interest
On April 7, 2021, the Company established Curaleaf International together with a strategic investor who provided initial capital of $130.8 million for 31.5% equity stake in Curaleaf International. Curaleaf and the strategic investor have entered into a shareholders’ agreement regarding the governance of Curaleaf International pursuant to which Curaleaf has control over operational issues as well as raising capital and the ability to exit the business. In addition, the strategic investor’s stake is subject to put/call rights which permit either party to cause the stake to be bought out by Curaleaf for Curaleaf equity starting the earlier of change of control or in 2025.
In connection with the acquisition of Four20 in September 2022, the selling shareholders and Curaleaf International entered into a put/call option which permits either party to trigger the roll-up of the remaining equity of Four20 two years after the launch of adult use cannabis sales in Germany, but no later than the end of 2025 if adult use launch has not occurred by such date.
The estimated redemption value of the put/calls were below their carrying value, which is recorded on the Company’s Condensed Interim Consolidated Balance Sheets as temporary equity in the amount of $120.7 million and $121.1 million as of March 31, 2023 and December 31, 2022, respectively.

Note 13 — Share-based payment arrangements
Stock option programs
The 2011 and 2015 Equity Incentive Plans provided for the grant of incentive stock options, non-statutory stock options, restricted stock awards, restricted stock units, stock appreciation rights, and other share-based awards. In connection with the Business Combination, all unexercised stock options of Curaleaf, Inc. issued and outstanding under the 2011 and 2015 Equity Incentive Plans were converted to the option to receive an equivalent substitute option under the LTIP. The LTIP provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock and restricted stock units, performance awards, dividend equivalents, and other share-based awards. The number of SVS reserved for issuance under the LTIP is calculated as 10% of the aggregate number of SVS and MVS outstanding on an “as-converted” basis.
Stock option valuation
The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes valuation model, where appropriate. In instances where stock options have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate the various outcomes that affect the value of the option.
The weighted average inputs used in the measurement of the grant date fair values of the equity-settled share-based payment plans were as follows:

	March 31,
	2023		2022
Fair value at grant date	$—		$3.95
Share price at grant date	$—		$7.97
Exercise price	$3.61		$7.19
Expected volatility	—%		70.3%
Expected life	0	years	4.2	years
Expected dividends	—%		—%
Risk-free interest rate (based on government bonds)	—%		2.4%

Total intrinsic value of options exercised (in 000s)	$271		$3,900
Total fair value of shares vested (in 000s)	$7,267		$13,990
Aggregate intrinsic value of shares outstanding at the end of the period (in 000s)	$17,054		$60,379
Weighted-average remaining contractual term - shares exercisable	4.4	years	5.5	years
Weighted-average remaining contractual term - shares outstanding and vested	4.9	years	5.9	years
The expected volatility is estimated based on the historical volatility. Management believes this is the best estimate of the expected volatility over the expected life of its stock options. The expected life in years represents the period of time that options granted are expected to be outstanding. The expected term of stock options granted to non-employees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.
During the three months ended March 31, 2023, the Company recorded share-based compensation in the amount of $1.7 million compared to $7.7 million for the three months ended March 31, 2022.

Reconciliation of outstanding share options
The number and weighted-average exercise prices of share options under the LTIP were as follows:

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	2023	2023	2022	2022
Outstanding at January 1	24,365,668	$6.73	23,578,470	$6.76
Forfeited during the three month period	(1,240,829)	9.89	(660,160)	13.42
Expired during the three month period	(652,797)	6.20	(24,245)	7.22
Exercised during the three month period	(81,775)	0.30	(524,770)	0.55
Granted during the three month period	—	—	2,854,303	7.19
Outstanding at March 31	22,390,267	$6.59	25,223,598	$6.90
Options exercisable at March 31	15,960,371	$5.92	16,636,664	$5.39
Reconciliation of RSUs
The number of RSUs awarded under the LTIP were as follows:

	Number of RSUs
	2023	2022
Outstanding at January 1	4,292,655	2,876,413
Forfeited during the three month period	(666,582)	(240,548)
Released during the three month period	(683,632)	(844,888)
Granted during the three month period	—	2,121,184
Outstanding at March 31	2,942,441	3,912,161
RSUs vested at March 31	—	—
Note 14 — Selling, general and administrative expense
Selling, general and administrative expenses consist of the following:

	Three months ended March 31,
	2023	2022
Selling, general and administrative expenses:
Salaries and benefits	$55,403	$53,804
Sales and marketing	9,478	8,258
Rent and occupancy	12,739	11,830
Travel	1,810	1,870
Professional fees	11,375	8,514
Office supplies and services	12,955	5,692
Other	8,414	10,614
Total selling, general and administrative expense	$112,174	$100,582

Note 15 — Other income (expense), net
Other income (expense), net consists of the following:

	Three months ended March 31,
	2023	2022
Loss (gain) on disposal of assets	$(3,122)	$756
Gain (loss) on investment	325	(248)
Gain on extinguishment of debt	3,300	1
Other income, net	148	863
Total other income (expense), net	$651	$1,372
Note 16 — Earnings per share
Basic and diluted loss per share attributable to Curaleaf Holdings, Inc. was calculated as follows:

	Three months ended March 31,
	2023	2022
Numerator:
Net loss from continuing operations	$(46,353)	$(33,991)
Less: Net loss attributable to redeemable non-controlling interest	(2,089)	(1,775)
Net loss from continuing operations attributable to Curaleaf Holdings, Inc.	(44,264)	(32,216)
Net loss from discontinued operations	(10,116)	(4,273)
Net loss attributable to Curaleaf Holdings, Inc.	$(54,380)	$(36,489)

Denominator:
Weighted average SVS outstanding — basic and diluted	718,117,628	708,897,273
Net loss per share from continuing and discontinued operations:
Continuing operations loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.06)	$(0.04)
Discontinued operations loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.01)	$(0.01)
The Company’s potentially dilutive securities, which include stock options to purchase shares of the Company, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to shareholders is the same. The Company excluded the following potential shares, presented based on amounts outstanding at each period end, from the computation of diluted loss per share attributable to Curaleaf, Inc. for the periods indicated because including them would have had an anti-dilutive effect:

	Three months ended March 31,
	2023	2022
Options to purchase SVS	22,390,267	25,223,598
Note 17 — Segment reporting
The Company determines its operating segments according to how the business activities are managed and evaluated by the Company’s chief operating decision maker (“CODM”). During the fourth quarter of 2022, the Company determined it appropriate to report the Company’s results for the following two operating segments, which are also its reportable segments: (i) domestic operations and (ii) international operations. These segments reflect how the Company’s operations are managed, how the CODM allocates resources and evaluates performance, and how the Company’s internal management financial reporting is structured. Additionally, the CODM does not review total assets or net income (loss) by segments; therefore, such information for continuing operations is not presented below.

	Domestic	International	Total
For the three months ended March 31, 2023:
Revenues	$323,913	$12,583	$336,496
Gross profit	156,333	4,417	160,750
Long-lived assets as of March 31, 2023	2,431,134	332,548	2,763,682

For the three months ended March 31, 2022:
Revenues	$287,822	$8,231	$296,053
Gross profit	158,006	3,305	161,311
Long-lived assets as of December 31, 2022	2,452,094	330,471	2,782,565
Note 18 — Commitments and contingencies
Indemnification agreements
In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners, and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and senior management team that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnification agreements. The Company does not believe that the outcome of any claims under indemnification arrangements will have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its Interim Financial Statements.
Litigation
The Company is involved in claims or lawsuits that arise in the ordinary course of business. Accruals for claims or lawsuits are provided to the extent that losses are deemed both probable and estimable. Although the ultimate outcome of these claims or lawsuits cannot be ascertained, on the basis of present information and advice received from counsel, it is management’s opinion that the disposition or ultimate determination of such claims or lawsuits will not have a material adverse effect on the Company.
Among other legal disputes, the Company is currently, or was, involved in the following proceedings relating to material disputes:
Eagle Valley Holdings, LLC. On January 4, 2023, a Curaleaf subsidiary that purchased the Bloom assets in Arizona, filed suit against Eagle Valley Holdings, LLC, Q Business Consulting, LLC, LBSF, LLC, the sellers of the Bloom assets, and Edmond Vartughian, their designated representative, in Arizona Superior Court in Maricopa County, alleging breach of the contractual representations and warranties and fraudulent inducement of Curaleaf’s acquisition of the Bloom assets. The parties resolved the claims on March 21, 2023 and dismissed the suit. As part of the settlement agreement, the parties have agreed to reduce the future principal payments of the Bloom Notes (as hereinafter defined) by $10 million. The purchase price for Bloom was paid $69 million in cash on closing of the transaction, net of working capital adjustments, with the remaining approximately $160 million to be paid through the issuance of three promissory notes of $50 million, $50 million and $60 million due, respectively, on the first, second and third anniversary of closing of the transaction. Curaleaf has settled in full the $50 million note due January 2023 for $44 million and the principal of the $50 million note due January 2024 has been reduced by $4 million.
Sentia Wellness. On January 6, 2022, Measure 8 Ventures, LP, and other purchasers of debentures from Sentia Wellness, Inc. (“Sentia”), filed suit against Nitin Khanna and six other former officers, directors, and/or advisors of Sentia in the Circuit Court of the State of Oregon for Multnomah County alleging violations of Oregon securities law by making false and misleading statements and omissions to induce the plaintiffs to purchase over $74 million of debentures in Sentia. On May 16, 2022, the defendants filed their answer to the plaintiffs’ complaint along with affirmative defenses and various counter-claims against the plaintiffs as well as claims against third-parties Curaleaf Holdings, Inc., Cura Partners, Inc., and other individuals. The third-party claims include claims for unjust enrichment, breach of fiduciary duty, and tortious interference in connection with Curaleaf’s acquisition of Cura Partners, Inc. The third-party complaint also alleges claims against Curaleaf Holdings, Inc. and Cura Partners, Inc. for indemnification as well as reimbursement and advancement of attorneys’ fees and expenses under Oregon law and Cura Partners, Inc.’s bylaws. Nitin Khanna and the third-party plaintiffs seek actual damages in an amount of $515 million and other relief. However, Curaleaf Holdings, Inc. and Cura Partners, Inc. were not targeted by all of the third-party plaintiffs’ claims. On October 25, 2022, Nitin Khanna and the third-party plaintiffs filed a stipulation of dismissal which was subsequently signed by the judge and which dismissed without prejudice all of their claims against Curaleaf Holdings, Inc. and Cura Partners, Inc. Mr. Clateman and Mr. Martinez have moved to dismiss all claims against them; the court has not yet heard argument on that motion.
Connecticut Arbitration. Pursuant to the Second Operating Agreement of Doubling Road Holdings, LLC, the holders (the “Holders”) of a majority of the Series A-2 Units of Doubling Road Holdings had the right (the “Put Right”) to require that PalliaTech CT, LLC or any of its affiliates purchase all of the Series A-2 Units in exchange for shares of PalliaTech, Inc. (now Curaleaf, Inc.), the parent of PalliaTech CT, pursuant to a defined “Buy-Out Exchange Ratio.” On October 25, 2018, the Holders, the Company, and others entered into a Stipulation of Settlement in order to resolve a dispute with respect to the applicable Buy-Out Exchange Ratio for the Put Right. The Stipulation of Settlement provided, among other things, that PalliaTech CT purchased the Holders’ interests in exchange for (1) a payment of $40.1 million; (2) 4,755,548 SVS; and (3) the potential for additional equity in the Company depending on the results of a “Settlement Second Appraisal.” Pursuant to the Settlement Second Appraisal, dated December 12, 2019, and the terms of the Stipulation of Settlement, the Holders received 2,016,859 additional SVS. On January 23, 2020, the Holders filed claims in arbitration including for fraudulent inducement and breach of contract, relating primarily to a lock-up agreement that the Holders signed in connection with the Stipulation of Settlement. The hearing of the case took place in April 2022 and on September 6, 2022, the arbitrator issued a Final Partial Award dismissing all of the DRH plaintiffs’ claims and awarding costs of the arbitration to Curaleaf. The arbitrator issued a final award of the costs to be paid by the DRH plaintiffs to Curaleaf, and the immaterial reimbursement was received in the fourth quarter of 2022.
Taxes
The Company records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions, especially considering the complex tax laws and regulations for federal, state and foreign jurisdictions in which the Company operates. The Company has recorded tax benefits for those tax positions where it is more likely than not that a tax benefit will result upon ultimate settlement with a tax authority that has all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will result, no tax benefit has been recognized in the Interim Financial Statements.
The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state and foreign jurisdictions, where applicable. The Company is currently in the Internal Revenue Service (the “IRS”) examination Appeals process for the tax years 2016, 2017, and 2018 and the Company’s subsidiary, Curaleaf North Shore, Inc. (formerly known as Alternative Therapies Group, Inc.) is in Tax Court related to an IRS examination for 2018. As of March 31, 2023 there is reasonable possibility that the unrecognized tax benefits will change within 12 months due to expirations of statute of limitations or audit settlements.
The IRS has proposed adjustments relating to the Company’s treatment of certain expenses under Section 280E of the Internal Revenue Code (“Section 280E”), however, the Company is defending its tax reporting positions before the IRS. The outcome of this audit remains unclear at this point. The Company also intends to litigate any further such challenges because it currently believes all of its other tax positions can be sustained under an IRS examination. The ultimate resolution of tax matters could have a material effect on the Company’s Interim Financial Statements. As the IRS interpretations on Section 280E continue to evolve, the impact of any such challenges cannot be reliably estimated. The Company's tax years are still open under statute from December 31, 2016, to the present.
Note 19 — Related party transactions
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

The Company incurred the following transactions with related parties during the three months ended March 31, 2023 and 2022.

	Related party transactions
	Three months ended March 31,		Balance receivable (payable) as of
Transaction	2023	2022	March 31, 2023	December 31, 2022
Consulting fees (1)	$166	$542	$—	$—
Travel and reimbursement (2)	—	297	—	—
Rent expense reimbursement (3)	(42)	(42)	—	—
Senior Secured Notes - 2026 (4)	217	231	(10,000)	(10,000)
	$341	$1,028	$(10,000)	$(10,000)

(1) Consulting fees relate to real estate management and general advisory services provided by (i) Frontline Real Estate Partners, LLC, a company controlled by Mitchell Kahn, a Board Member, and in which Matt Darin, Chief Executive Officer, has a minority interest, as well as (ii) Measure 8 Venture Management, LLC, an investment company controlled by Boris Jordan, Executive Chairman and control person of the Company (including funds managed by such entity, “Measure 8”). There are on-going contractual commitments related to these transactions. The total consulting fees paid to Measure 8 were immaterial for the three months ended March 31, 2023 and were $0.5 million for the three months ended March 31, 2022. The total consulting fees paid to Frontline Real Estate Partners, LLC were immaterial for the three months ended March 31, 2023 and 2022.

(2) Travel and reimbursement relate to payments made to Measure 8 for reimbursements of certain expenses incurred. There are on-going contractual commitments related to these transactions
(3) The Company recognized a rent expense credit for a sublease between Curaleaf NY LLC and Measure 8 and rent expense for a lease between GR Companies, Inc. and FREP Elm Place II, LLC, a company owned in part by Mr. Kahn. Both arrangements represent on-going contractual commitments based on executed leases.

(4) Baldwin Holdings, LLC, in which Joseph F. Lusardi, the Company’s Executive Vice Chairman, owns a direct equity interest held $10 million of the total $475 million of Senior Secured Notes – 2026. The Company recognized interest expense related to the portion of the Senior Secured Notes - 2026 held by Baldwin Holdings, LLC. The Promissory Note – 2024 previously held by Baldwin Holdings, LLC, was exchanged for Senior Secured Notes – 2026 as part of the private placement of Senior Secured Notes – 2026 completed by the Company in December 2021. As a result of this exchange, the Company repaid the notes, including interest and prepayment penalty. For three months ended March 31, 2022, the Company recognized interest expense under the Promissory Note - 2024. For the three months ended March 31, 2023, the Company recognized interest expense under the Senior Secured Notes - 2026, some of which are attributable to Baldwin Holdings, LLC. The Senior Secured Notes – 2026 held by Baldwin Holdings, LLC contain certain repayment and interest components that represent on-going contractual commitments with this related party.

Note 20 — Fair value measurements and financial risk management
The Company’s financial instruments consist of cash, restricted cash and cash equivalents, notes receivable, accounts payable, accrued expenses, long-term debt, and redeemable non-controlling interest contingency. The fair values of cash, restricted cash, notes receivable, accounts payable, and accrued expenses approximate their carrying values due to the relatively short-term to maturity. The Company’s long-term notes payable carrying value at the effective interest rate approximates fair value.
Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3 – Inputs for the asset or liability that are not based on observable market data.
The Company’s assets measured at fair value on a nonrecurring basis include investments, long-lived assets, indefinite-lived intangible assets and goodwill. The Company reviews the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or at least annually for indefinite-lived intangible assets and goodwill. Any resulting asset impairment would require that the asset be recorded at its fair value. The resulting fair value measurements of the assets are considered to be Level 3 measurements.

There have been no transfers between fair value levels during the three months ended March 31, 2023 and the year ended December 31, 2022.

	Fair value measurements as of March 31, 2023 using:
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$115,807	$—	$—	$115,807
Contingent consideration liabilities	—	—	27,725	27,725
	$115,807	$—	$27,725	$143,532

	Fair value measurements as of December 31, 2022 using:
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$163,177	$—	$—	$163,177
Contingent consideration liabilities	—	—	29,109	29,109
	$163,177	$—	$29,109	$192,286
Level 1
Cash and cash equivalents, net accounts receivable, accounts payable and accrued liabilities, notes payable, investments, and other current assets and liabilities represent financial instruments for which the carrying amount approximates fair value.
Level 2
The fair value of deferred consideration relates to the Tryke acquisition as discussed above in Note 4 — Acquisitions. Consideration to be paid in cash on the first, second, and third anniversaries of the closing date was valued with a discount rate, consisting of the Company’s credit spread and a risk-free rate, of 18.2%, 18.0%, and 17.8% respectively. The liabilities will accrete in value until the payment due date with changes in the value recorded through interest expense within the Company’s Condensed Interim Consolidated Statements of Operations. Additional deferred cash consideration relates to the pending litigation as discussed above in Note 4 — Acquisitions.
Level 3
The fair value of contingent consideration is based upon the following Level 3 inputs:
•EMMAC – present value of EMMAC’s achievement regulatory approval for recreational cannabis and meeting certain revenue targets in the U.K. market as discussed in Note 4 — Acquisitions. The following discount rates were utilized in the determination of the present value of the liabilities.
◦Regulatory approval for recreational cannabis – 1.8% 2022 and 11.6% 2023.
◦Revenue targets in the U.K. market – 1.8% in 2022 and 11.2% in 2023.
•Sapphire – present value of Sapphire’s achievement of certain revenue, script, and active patient count milestones during 2023 as discussed in Note 4 — Acquisitions.
•Four20 – present value of Curaleaf’s shares to be issued utilizing a discount rate of 16.4% and 16.2% for the first and second tranche of shares to be issued, respectively as of March 31, 2023.
Financial Risk Management
The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:
Credit Risk
Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s notes and accounts receivable. The maximum credit exposure at March 31, 2023 and 2022 is the carrying amount of cash and cash equivalents, accounts receivable and notes receivable. The Company does not have significant credit risk with respect to its customers. All cash and cash equivalents are placed with major U.S. financial institutions.
The Company provides credit to its wholesale and management services agreement (“MSA”) customers in the normal course of business and has established processes to mitigate credit risk. The amounts reported in the Condensed Interim Consolidated Balance Sheets are net of allowances for credit losses, estimated by the Company’s management based on prior experience and its assessment of the current economic environment. The Company reviews its trade receivable accounts regularly and reduces amounts to their expected realizable values by adjusting the allowance credit losses when management determines that the account may not be fully collectible. The Company applies ASC 310 – Receivables for the measurement of expected credit losses, which uses an expected loss allowance model for all trade receivables. The Company has not adopted standardized credit policies, but rather assesses credit on a customer-by-customer basis in an effort to minimize those risks.
Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.
In December 2021, the Company closed a private placement of Senior Secured Notes - 2026, for aggregate gross proceeds of $475 million to the Company. The notes bear interest on the unpaid principal amount at a rate of 8% per annum, compounded semi-annually and payable in arrears on June 15th and December 15th of each year during the term of the notes; the first of which will be June 15, 2022. The Note Indenture governing the Senior Secured Notes - 2026 contains numerous positive and negative covenants of the Company. If the Company breaches a covenant under the Note Indenture, the trustee may, under certain circumstances, accelerate the maturity of the principal amount outstanding or realize on the collateral granted by the Company over its assets. A breach of covenant under the Note Indenture could have a material adverse impact on the Company’s financial position.
In connection with the Bloom acquisition, the Company issued secured promissory notes to the former Bloom owners in the aggregate of $160 million, which mature over three years. The first set of notes total $40 million and the second set of notes total $44 million, after the settlement agreement reached and as described herein, and mature in January 2023 and 2024; each bear interest at the rate of 6% per annum and interest payments are due quarterly.
The final set of promissory notes are convertible promissory notes with a principal amount totaling $60 million, which mature in January 2025 and bear interest at a rate of 4% per annum. Interest payments are not required until maturity, when all principal and accrued interest will be due. At the option of the sellers of Bloom, the third set of promissory notes may be paid by the Company issuing SVS at maturity. All three notes may be prepaid without penalty.
In addition to the commitments outlined in Note 10 — Notes payable and Note 18 — Commitments and contingencies, the Company has the following gross remaining contractual obligations:

	< 1 Year	1 to 3 Years	Total
For the period ended March 31, 2023:
Accounts payable	$72,494	$—	$72,494
Accrued expenses	111,329	—	111,329
Other current liabilities	1,882	—	1,882
Contingent consideration liability	17,112	10,613	27,725
Other long-term liability	—	98,790	98,790
	$202,817	$109,403	$312,220

	< 1 Year	1 to 3 Years	Total
For the period ended December 31, 2022:
Accounts payable	$81,676	$—	$81,676
Accrued expenses	105,764	—	105,764
Other current liabilities	1,726	—	1,726
Contingent consideration liability	18,537	10,572	29,109
Other long-term liability	—	94,829	94,829
	$207,703	$105,401	$313,104

Currency Risk
The operating results and financial position of the Company are reported in U.S. dollars. Some of the Company’s financial transactions have been and may be denominated in currencies other than the U.S. dollar. The results of the Company’s operations are subject to currency transaction and translation risks.
As of March 31, 2023 and 2022, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s notes receivable and financial debts have fixed rates of interest and are carried at amortized cost. The Company does not account for any fixed-rate financial assets or financial liabilities at fair value, therefore, a change in interest rates at the reporting date would not affect profit or loss.
Capital Management
The Company’s objectives when managing capital are to ensure that there are adequate capital resources to safeguard the Company’s ability to continue as a going concern and maintain adequate levels of funding to support its ongoing operations and development such that it can continue to provide returns to shareholders and benefits for other stakeholders.
The capital structure of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalents. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the Company’s underlying assets. The Company plans to use existing funds, as well as funds from the future sale of products to fund operations and expansion activities.
Note 21 — Variable interest entities
The following tables presents the summarized financial information about the Company’s consolidated VIEs which are included in the Condensed Interim Consolidated Balance Sheets as of March 31, 2023 and 2022 and in the Condensed Interim Consolidated Statements of Operations for the three months ended March 31, 2023 and 2022. All of these entities were determined to be VIEs as the Company possesses the power to direct activities through MSAs or financing arrangements.
The following table presents summarized financial information about the Company’s VIEs as of March 31, 2023 and December 31, 2022:

	As of
	March 31, 2023			December 31, 2022
	Primary Organic Therapy, Inc.	Remedy Compassion Center, Inc.	Other VIEs	Primary Organic Therapy, Inc.	Remedy Compassion Center, Inc.	Other VIEs
Included in Condensed Interim Consolidated Balance Sheets:
Current assets	$28,656	$14,047	$5,932	$21,146	$13,922	$4,719
Non-current assets	35,281	5,640	13,041	32,932	5,762	9,233
Current liabilities	50,585	23,738	7,320	46,780	21,259	5,651
Non-current liabilities	7,045	778	7,846	3,952	735	6,094
Equity attributable to Curaleaf Holdings, Inc.	6,307	(4,829)	3,806	3,346	(2,310)	2,207

The following table presents summarized financial information about the Company’s VIEs for the three months ended March 31, 2023 and 2022:

	Three months ended March 31,
	2023			2022
	Primary Organic Therapy, Inc.	Remedy Compassion Center, Inc.	Other VIEs	Primary Organic Therapy, Inc.	Remedy Compassion Center, Inc.	Other VIEs
Included in Condensed Interim Consolidated Statements of Operations:
Revenues	$2,495	$2,832	$4,847	$3,536	$2,122	$452
Net loss	2,566	(2,459)	(140)	1,097	(1,013)	(367)
Less: Net loss attributable to non-controlling interest	—	—	—	—	—	—
Net loss attributable to Curaleaf Holdings, Inc.	2,566	(2,459)	(140)	1,097	(1,013)	(367)

Other VIEs
As of March 31, 2023, VIEs included in the Other VIEs are CLF MD Processing and LLC and Broad Horizon Holdings, LLC. As of December 31, 2022, the VIE included in the Other VIEs is CLF MD Processing, LLC.
Note 22 — Revenue disaggregation
The following table presents the disaggregation of total revenue for the three months ended March 31, 2023 and 2022:

	Three months ended March 31,
	2023	2022
Revenues:
Retail revenue	$273,016	$225,139
Wholesale revenue	62,104	69,661
Other	1,376	1,253
Total revenue	$336,496	$296,053
Note 23 — Subsequent events
On April 10, 2023, the Company completed the acquisition of Deseret Wellness, the largest cannabis retail operator in Utah, in a cash and stock transaction valued at approximately $20 million. See Note 4 — Acquisitions herein for information regarding the Deseret Wellness acquisition.
On April 13, 2023, the Board of the New Jersey Cannabis Regulatory Commission (the “CRC Board”), at its regularly scheduled meeting, failed to renew the Company’s cannabis adult use licenses for cultivation and processing as well as two of its three dispensaries in the State (the CRC Board’s failure to renew did not affect the Company’s medical cannabis licenses), despite the conclusion by the CRC director and staff that Curaleaf had met the conditions for license renewal and their recommendation for renewal. The Company appealed this decision on April 14, 2023 and, on April 17, 2023, after a required 48-hour waiting period, filed with the New Jersey Court for an injunction to maintain its licenses. The same day, prior to the review of the application for an injunction by the court, the CRC Board held an emergency meeting that resulted in the renewal of the Company’s licenses, subject to certain conditions. If the CRC Board determines that Curaleaf has failed to satisfy these conditions, the CRC Board may, subject to normal due process, issue any penalties allowable under applicable regulations, which may include fines or the revocation of the renewed licenses. For additional information, please refer to the material change report dated April 22, 2023, a copy of which is available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar) under the Company’s profile.